Mail Stop 4561

October 21, 2008

Mr. Thomas W. Weisel
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, CA  94104

      **Re:**    **Thomas Weisel Partners Group, Inc.**
               **Form 10-K for the year ended December 31, 2007**
               **Filed 03/17/08**
               **Form 10-Q for the quarter ended March 31, 2008**
               **Filed 5/12/08**
               **File No. 001-51730**

Dear Mr. Weisel:

We have reviewed your response letter dated September 4, 2008 and have the following additional comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanations.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended March 31, 2008

Liquidity and Capital Resources, page 23

1. We note your response to comment 4.  You state that you determined that the fair value of your ARS had declined $236,000 during the three months ended March 31, 2008.  Please tell us the classification of these securities and the accounting guidance that you rely upon for their accounting treatment including assessment

of impairment.  Furthermore, we note the assumptions that you used in your discounted cash flow analysis.  Please address the following in your response:

    a.  We note that the weighted average interest rate paid on your ARS has continued to decline to 2.8% as of June 30, 2008; please tell us how this decline has affected the value of your ARS.

    b.  Please tell us how you factored the illiquidity of the market into your discount rate.

    c.  You disclose on page 23 of your Form 10-Q for the quarter ended March 31, 2008 that you believe that the recent auction failures will limit your ability to liquidate these investments for some period of time; however, you assumed in your cash flow analysis that the timing of liquidation would be as early as 0.25 years.  Please explain.

    d.  Lastly, we note that the ratings of some of the student loans that back your ARS were downgraded as of June 30, 2008 to AA from AAA/Aaa as of March 31, 2008.  Please address how this downgrade has affected the value of your ARS.

Note 10 – Earnings (Loss) Per Share, page 12

2.  We note your response to comment 6; please tell us how you considered EITF 03-6 in determining the appropriate calculation of your earnings (loss) per share.  It appears that these exchangeable shares are convertible participating securities.  Since you incurred losses in 2008, please specifically address Issues 4 and 5 in your response.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Daniel Gordon
Branch Chief